Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                June 12, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8749
               FT Equity Allocation ETF Model Portfolio, 3Q '20
                                 (the "Trust")
                      CIK No. 1804480 File No. 333-238600
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Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
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      1. PLEASE SPECIFY AND ADD RISK DISCLOSURE IF INVESTMENTS IN GROWTH AND VALUE STYLES, SECTORS, COUNTRIES AND/OR THEMES REPRESENT A SIGNIFICANT PORTION OF THE TRUST'S PORTFOLIO.

      Response: If the final portfolio for the Trust includes a significant investment in any particular sector, country, or theme, appropriate risk disclosure will be included. The Sponsor notes that the prospectus currently includes a Growth Investing Risk and a Value Investing Risk.

Risk Factors
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      2. THE DISCLOSURE ACKNOWLEDGES THE GLOBAL ECONOMIC IMPACT OF THE COVID-19 PANDEMIC, INCLUDING THE EXPECTED DISRUPTION TO MANUFACTURING, SUPPLY CHAINS AND SALES IN AFFECTED AREAS AS WELL AS NEGATIVELY IMPACTING GLOBAL ECONOMIC GROWTH PROSPECTS. PLEASE CONSIDER WHETHER THE TRUST'S RISK DISCLOSURES, INCLUDING MARKET RISK AND ANY SECTOR FOCUS IN THE FINAL PORTFOLIO COMPOSITION, SHOULD BE UPDATED IN LIGHT CURRENT MARKET EVENTS AND CONDITIONS RESULTING FROM THE PANDEMIC. IF THE REGISTRANT BELIEVES THAT NO UPDATED DISCLOSURE IS WARRANTED, PLEASE EXPLAIN SUPPLEMENTALLY WHY NOT.

      Response: The referenced disclosure will be replaced with the following:

      Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

      The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but has resulted in disruptions to manufacturing, supply chains and sales in affected areas and negatively impacted global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

      Government interventions aimed at curtailing the distress to financial markets caused by the COVID-19 outbreak such as the Federal Reserve's $700 billion quantitative easing program announced in March 2020, coupled with reducing the Federal funds rate to near-zero, may not work as intended and may result in increased volatility in financial markets. Quantitative easing refers to purchasing large quantities of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities on the open market. The impact of government interventions on the markets, and the practical implications for market participants, may not be fully known for some time.

      3. THE STAFF NOTES THE INCLUSION OF FIXED INCOME RISKS IN THE TRUST'S PRINCIPAL RISKS. PLEASE DELETE THE DISCLOSURE OR EXPLAIN THE BASIS FOR INCLUDING IT.

      Response: The referenced disclosure will be included in the Principal Risks section only if the Trust has significant exposure (10% or more) to fixed-income securities. Otherwise, the referenced disclosure will not be included as a principal risk and the corresponding reference to fixed-income securities will be deleted from the Portfolio Contents section.

Expenses and Charges
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      4. THE DISCLOSURE NOTES THAT IN ADDITION TO THE TRUST'S OPERATING EXPENSES AND FEES, THE TRUST MAY ALSO INCUR CHARGES RELATED TO "THE EXPENSES AND COSTS INCURRED BY THE TRUSTEE TO PROTECT THE TRUST AND YOUR RIGHTS AND INTERESTS." PLEASE BE MORE SPECIFIC AS TO WHAT THIS INCLUDES AND/OR PROVIDE AN EXAMPLE.

      Response: The referenced disclosure in the prospectus will be replaced with the following:

            The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee.

Income and Capital Distributions
--------------------------------

      5. THE DISCLOSURE STATES: "WE ANTICIPATE THAT THERE WILL BE ENOUGH MONEY IN THE CAPITAL ACCOUNT OF THE TRUST TO PAY THE DEFERRED SALES CHARGE." PLEASE CLARIFY TO WHOM THE TRUST PAYS THE DEFERRED SALES CHARGE. WE NOTE THAT ALL OTHER DISCLOSURE IN THE PROSPECTUS STATES THAT UNITHOLDERS PAY THE CHARGE.

      Response: The referenced disclosure will be revised to reflect that the deferred sales charge is paid to the Sponsor of the Trust.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By /s/ Daniel J. Fallon
                                                          ______________________
                                                           Daniel J. Fallon